EXHIBIT 21.1

Subsidiaries of Global Indemnity Group, LLC

Name	State/Country of Domicile
Belmont Holdings GX, Inc.	Delaware
Belmont SGX, LLC	Delaware
Collectibles Insurance Services, LLC	Pennsylvania
Diamond State Insurance Company	Indiana
Global Indemnity Group Services, LLC	Pennsylvania
Global Indemnity Investments, Inc.	Delaware
Global Indemnity Services Limited	Ireland
J.H. Ferguson & Associates, LLC	Pennsylvania
Kaleidoscope Insurance Technologies, Inc.	Delaware
Liberty Insurance Adjustment Agency, Inc.	Delaware
Penn Independent Corporation	Pennsylvania
Penn-America Insurance Company	Pennsylvania
Penn-America Insurance Services, LLC	Pennsylvania
Penn-America Underwriters, LLC	Delaware
Penn-Patriot Insurance Company	Virginia
Penn-Star Insurance Company	Pennsylvania
United National Insurance Company	Pennsylvania